UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. _)


                           Minrad International, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                    Series A Preferred Stock, $0.25 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    60443P103
             ------------------------------------------------------
                                 (CUSIP Number)

                                 Laird Q. Cagan
                     c/o Cagan McAfee Capital Partners, LLC
                        10600 N. De Anza Blvd, Suite 250
                               Cupertino, CA 95014
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 17, 2005
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1        Name of Reporting Persons:  Laird Q. Cagan
         I.R.S. Identification No. of Above Persons (entities only)

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a)  |_|
                                                                     (b)  |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions) (1)
         PF, OO

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required             |_|
         Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------
  Number of                    7        Sole Voting Power
    Shares                              2,527,263
 Beneficially                  -------------------------------------------------
Owned by Each                  8        Shared Voting Power
  Reporting                             249, 100 (1)
 Person with                   -------------------------------------------------
                               9        Sole Dispositive Power
                                        2,527,263
                               -------------------------------------------------
                               10       Shared Dispositive Power
                                        249,100 (2)
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         2,651,813

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes           |X|
         Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)         8.96%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN, BD, OO
--------------------------------------------------------------------------------
(1) A number of shares reported herein were compensatory, see Item 4.
(2)This Reporting Person has a 50% ownership in the entity holding these shares, and therefore disclaims beneficial ownership with respect to 124,550 shares.

--------------------------------------------------------------------------------
1        Name of Reporting Persons:  Cagan McAfee Capital Partners, LLC
         I.R.S. Identification No. of Above Persons (entities only)  77-0582090

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                    (a)   |_|
                                                                    (b)   |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO (see Item 4)

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required             |_|
         Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Cagan McAfee Capital Partners, LLC is a California limited liability company.

--------------------------------------------------------------------------------
  Number of                    7        Sole Voting Power
    Shares
 Beneficially                  -------------------------------------------------
Owned by Each                  8        Shared Voting Power(1)
  Reporting                             249,100
 Person with                   -------------------------------------------------
                               9        Sole Dispositive Power

                               -------------------------------------------------
                               10       Shared Dispositive Power (1)
                                        249,100
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         249,100

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes           |X|
         Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         0.88%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         OO (limited liability company)

--------------------------------------------------------------------------------
(1)This Reporting Entity has a two managing members who share equal ownership:
   Laird Q. Cagan and Eric A. McAfee (described herein).

--------------------------------------------------------------------------------
1 Name of Reporting Persons: Cagan Capital - Private Equity Fund II, LLC I.R.S. Identification No. of Above Persons (entities only) 94-3327900

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                   (a)    |_|
                                                                   (b)    |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO (see Item 4)

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required             |_|
         Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Cagan Capital - Private Equity Fund II, LLC is a Delaware limited liability company.

--------------------------------------------------------------------------------
  Number of                    7        Sole Voting Power(1)
    Shares                              9,000
 Beneficially                  -------------------------------------------------
Owned by Each                  8        Shared Voting Power
  Reporting
 Person with                   -------------------------------------------------
                               9        Sole Dispositive Power

                               -------------------------------------------------
                               10       Shared Dispositive Power(1)
                                        9,000
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         9,000

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes           |X|
         Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         0.03%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         OO (limited liability company)

--------------------------------------------------------------------------------
(1)This Reporting Entity has one manager with dispositive power, namely Laird Q. Cagan, who is not a member/owner of the limited liability company, and who disclaims beneficial ownership of the shares.

--------------------------------------------------------------------------------
1        Name of Reporting Persons:  Eric A. McAfee
         I.R.S. Identification No. of Above Persons (entities only)

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                   (a)    |_|
                                                                   (b)    |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions) (1)
         PF

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required             |_|
         Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------
  Number of                    7        Sole Voting Power
    Shares                              844,375
 Beneficially                  -------------------------------------------------
Owned by Each                  8        Shared Voting Power
  Reporting                             249, 100 (1)
 Person with                   -------------------------------------------------
                               9        Sole Dispositive Power
                                        844,375
                               -------------------------------------------------
                               10       Shared Dispositive Power
                                        249,100 (1)
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         968,925

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes           |X|
         Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)         3.4%


--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
(1)The Reporting Person has a 50% ownership in the entity holding these shares, and therefore disclaims beneficial ownership with respect to 124,550 shares.

ITEM 1.     SECURITY AND ISSUER.

         This statement relates to the common stock, $0.001 par value ("Common Stock") and the Series A convertible preferred stock, $0.25 par value ("Preferred Stock") of Minrad International, Inc, a Delaware corporation (the "Company"). The principal executive office of the Company is located at 847 Main Street, Buffalo, New York 14203.

ITEM 2.     IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Laird Q. Cagan ("Cagan"), Eric A. McAfee("McAfee"), Cagan Capital - Private Equity Fund II, LLC ("CC Fund") and Cagan McAfee Capital Partners, LLC ("CMCP").

         (b) Mr. Cagan, Mr. McAfee, CC Fund and CMCP's business addresses are: c/o Cagan McAfee Capital Partners, LLC, 10600 N. De Anza Blvd., Suite 250, Cupertino, CA 95014.

         (c) Cagan McAfee Capital Partners, LLC ("CMCP") is a California limited liability company engaged in financial advisory services. Cagan Capital - Private Equity Fund II, LLC is Delaware limited liability company engaged as a venture private equity fund, and managed by Mr. Cagan. Mr. Cagan's principal occupations are Managing Director of Chadbourn Securities, Inc., manager of CC Fund, and Managing Director of CMCP, all located at the address listed in (b) above.

         (d)-(e) During the last five years, neither Mr. Cagan, Mr. McAfee, CC Fund nor CMCP have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have either Mr. Cagan nor CMCP been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in either Mr. Cagan, Mr. McAfee, CC Fund or CMCP being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Cagan and Mr. McAfee are a citizens of the United States. CC Fund is a Delaware limited liability company and CMCP is a California limited liability company.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information contained in Item 4 below, to the extent it relates to the source of funds used in connection with the transactions described in such
Item 4 is incorporated herein by reference.

ITEM 4.     PURPOSE OF THE TRANSACTION.

         On May 20 and 21, 2004, Technology Acquisition Corporation, a Nevada corporation and predecessor in interest to Minrad International, Inc. (the "TAC"), effected a change in control. On May 20, 2004, (a) Wilhelm H. Liesner ("WL"), the Corporation's largest stockholder, who owned 1,140,000 shares of the 2,010,900 shares of Common Stock of TAC which are issued and outstanding (the only class of stock for which the Corporation has issued shares), (b) Kae Velmeden ("KV") who owned 180,000 shares of Common Stock of the Corporation, and
(c) W. Markus Liesner ("ML")(WL, KV and ML collectively, the "Sellers") who owned 180,000 shares of the Corporation, collectively sold 1,500,000 of these shares in a private sale to the buyers (the "Buyers") identified in that certain Securities Purchase Agreement (the "Securities Purchase Agreement") dated May 20, 2004 which is filed as a Exhibit 2.1 to this Schedule 13-D and incorporated herein by reference. Under this Securities Purchase Agreement, Mr. Cagan acquired 241, 875 shares of common stock of TAC and Mr. McAfee acquired 241,875 shares of common stock. Under the terms of the Assignment and Assumption Agreement dated May 20, 2004, which is filed as a Exhibit 2.2 to this Schedule 13-D and incorporated herein by reference. WL also sold a promissory note in the original principal amount of $75,000 (the "Note") executed by TAC in favor of WL to International Capital Advisory, Inc., Eric McAfee and Laird Cagan (collectively, the "Assignees"). The Buyers and the Assignees paid $10,000 in cash to the Sellers.

         On May 21, 2004, the Board of Directors of TAC (the "Board"), acting pursuant to Nevada law and the articles of incorporation and bylaws of TAC, gave unanimous written consent (the "Consent"), without a meeting, to the issuance of 37,500 shares of Common Stock to Laird Cagan in consideration of $1,500; 37,500 shares of Common Stock to Eric McAfee in consideration for $1,500; 10,000 shares of Common Stock to John Pimentel in consideration of $400; and 10,000 shares of Common Stock Thomas Caleel in consideration of $400. Under the Consent, the Board authorized the conversion and retirement of the Note in exchange for the issuance of 745,000 shares of Common Stock to the Tobin Family Trust, 565,000 shares of Common Stock to Eric McAfee, and 565,000 shares of Common Stock to Laird Cagan, and issued (x) 400,000 shares of Common Stock to Liviakis Financial Communications, Inc. ("LFCI"), (y) 249,100 shares of Common Stock to Cagan McAfee Capital Partners, LLC ("CMCP"), and (z) 250,000 shares of Common Stock to International Capital Advisory, Inc. ("ICA"), in consideration for services rendered under the Advisory Agreement, which is filed as a Exhibit 2.3 to this
Schedule 13-D and incorporated herein by reference.

         On December 15, 2004, TAC, after changing its name to Minrad International, Inc. (the "Company"), completed the acquisition of Minrad Inc., a Delaware corporation ("Minrad"). The acquisition was effected through a reverse triangular merger in which Minrad merged with Technology Acquisition Subsidiary, Inc. ("Merger Sub"), a wholly owned subsidiary of the Company with no assets or liabilities that was formed for the sole purpose of facilitating the merger. Minrad was the surviving corporation in the merger with Merger Sub, and it became a wholly owned subsidiary of the Company. The Company effected the acquisition of Minrad under the terms of an Agreement and Plan of Exchange dated July 16, 2004, as amended August 24, 2004 (the "Acquisition Agreement"). The Company filed a copy of the original Acquisition Agreement with the Securities and Exchange Commission as Exhibit 2.1 to a Form 8-K filed on July 15, 2004, and on August 30, 2004, it filed the amendment to the original agreement with the SEC as Exhibit 99.1 to a Form 8-K. A copy of the Acquisition Agreement and Amendment is attached hereto as Exhibit 2.4 and 2.5, respectively. The Acquisition Agreement and Amendment are incorporated herein by reference.

         In connection with the merger, the Company issued 22,363,896 shares of its common stock to Minrad's shareholders in conversion of all of the 22,363,896 shares of Minrad common stock outstanding on the date of the merger. Of those shares, 536,000 shares of common stock were issued to Mr. Cagan in exchange for shares previous purchased in Minrad. Also in connection with the merger, outstanding common stock purchase warrants and stock options to purchase a total of 7,201,181 shares of Minrad's common stock were cancelled in exchange for warrants and stock options to purchase the same number of shares of the Company's common stock at the same exercise prices and otherwise on the same terms as the Minrad stock options and warrants that were cancelled. Of that total, warrants to purchase 70,304 shares of common stock, exercisable at $1.25 were issued to Mr. Cagan, under the Warrant Agreement, Registration Rights Agreement, and Voting Agreement (which are filed as Exhibits 2.8, 2.9, and 2.10, respectively to this Schedule 13-D and incorporated herein by reference) in exchange for capital raising services under the Engagement Letter, which is filed as a Exhibit 2.17 to this Schedule 13-D and incorporated herein by reference , and non-qualified stock options of 25,000 shares of common stock (which is filed as a Exhibit 2.7 to this Schedule 13-D and incorporated herein by reference), exercisable at $1.95, were issued to Mr. Cagan in exchange for financial advisory services.

         On December 15, 2004, Mr. Cagan earned warrants to purchase 26,979 shares of common stock, exercisable at $1.75 per share (which is filed as a Exhibit 2.8 to this Schedule 13-D and incorporated herein by reference) in connection with capital raising services under the terms of the Engagement Agreement, which is filed as a Exhibit 2.6 to this Schedule 13-D and incorporated herein by reference. Further, in December 2004, CC Fund was issued warrant to purchase 9,000 shares of the Company's common stock in connection with an unsecured bridge loan of $60,000 to the Company.

         On February 15, 2005, Minrad International, Inc. entered an agreement with Mr. Cagan for (1) a convertible promissory note ("Note") with an aggregate principal amount of $1 million, and (2) warrants to purchase, at any time prior to January 30, 2007, an aggregate of 150,000 shares of Minrad International common stock at $1.75. The convertible promissory note matures on October 7, 2005, but is subject to prepayment upon certain conditions. Under the conversion terms, Mr. Cagan may convert all or any portion of the convertible promissory note, including any accrued interest thereon, at any time or from time to time, into common stock at $1.75 per share (the principal of which converts to 571,429 shares of common stock of the Company). The convertible promissory note bears interest at the rate of 6% per annum payable at maturity. In connection the Note, Mr. Cagan entered into the Note Subscription Agreement, the Convertible Promissory Note, the Warrant Agreement, the Registration Rights Agreement, and the Guarantee Agreement, which are filed as a Exhibits 2.12, 2.13, 2.14, 2.15 and 2.16, respectively, to this Schedule 13-D and incorporated herein by reference. The Convertible Promissory note was amended in May 2005, which is filed as a Exhibit 2.18 to this Schedule 13-D and incorporated herein by reference.

         During June of 2005, Mr. Cagan purchased 168 shares of Series A Preferred Stock of the Company for $168,000. Under the terms of Series A Preferred Stock, Mr. Cagan has the right to convert these shares into 84,000 shares of common stock. In connection with the aforementioned purchase of Preferred Stock, Mr. Cagan was also issued warrants to purchase 42,000 shares of common stock at $2.00 per share. In connection with therewith, Mr. Cagan executed the Securities Purchase Agreement (Exhibits 2.19 and 2.20), the Warrant Agreement (Exhibits 2.21 and 2.22), and the Registration Rights Agreement (Exhibits 2.23 and 2.24), which are filed with this Schedule 13-D and incorporated herein by reference.

         Also during June of 2005, Mr. Cagan earned warrants totaling 177,176 shares of common stock, exercisable at $2.00 per share, in connection with capital raising services.

         The total issued and outstanding shares of the Company's common stock, as of June 30, 2005, as reported the Company's Quarterly Report on Form 10-QSB for the period ending June 30, 2005, totals 28,463,991 shares (assuming that none of the outstanding warrants or options are exercised).

         Other than securities of the Company that Mr. Cagan, Mr. McAfee, CC Fund or CMCP may purchase on the open market from time to time or as set forth in Item 5, no party presently has any plan or proposal which relates to or would result in any of the events set forth in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         Items (a) - (b). The following information is based upon a total of 28,463,991 shares of Company common stock outstanding on June 30, 2005, as described in the Company's Quarterly Report on Form 10-QSB for the period ending June 30, 2005.

         Mr. Cagan beneficially owns 2,651,813 shares of Company common stock, representing 9.0 % of the outstanding common stock, consisting of (i) 2,527,263 shares as to which he has sole voting and dispositive power, and (ii) 124,550 share of a total of 249,100 shares of common stock held by CMCP (to which Mr. Cagan holds 50% voting and dispositive power.).

         Cagan McAfee Capital Partners, LLC ("CMCP") holds 249,100 shares of common stock of the Company representing 0.9% of the outstanding common stock. Mr. Cagan holds a 50% equity interest in Cagan McAfee Capital Partners, LLC, and disclaims beneficial ownership over 50% of the shares held by Cagan McAfee Capital Partners, LLC.

         Item (c). Except as described herein, neither Mr. Cagan nor CMCP have acquired or disposed of, any shares of the Company's common stock during the past 60 days.

         Items (d)-(e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Exhibits listed in Item 7 below, the best knowledge of Mr. Cagan and CMCP there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Mr. Cagan or CMCP and any other person, with respect to any securities of the Company, including, but not limited to, transferor voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2.1 Securities Purchase Agreement, dated May 20, 2004, among Wilhelm Liesner, Markus Liesner, Kay Velmeden as sellers, and Laird Cagan, Eric McAfee, International Capital Advisory, Inc., John Liviakis, John Pimental, Thomas Caleel, Devin Bosch, Jon Roylance, and Robert Krueger as purchasers (incorporated by reference to Exhibit 99.1 to Form 8-K filed on May 27, 2004).

Exhibit 2.2 Assignment and Assumption Agreement, dated May 20, 2004, by and among Wilhelm H. Liesner (the "Seller"), on the one hand, and Laird Q. Cagan, Eric McAfee, and International Capital Advisory, Inc., a Canada corporation. (incorporated by reference to Exhibit
               99.2 filed on Form 8-K on May 27, 2004).

Exhibit 2.3 Advisory Agreement, dated as of May 21, 2004, by and between Technology Acquisition Corporation and Cagan McAfee Capital Partners, LLC. (incorporated by reference to Exhibit 99.3 filed on Form 8-K on May 27, 2004).

Exhibit 2.4 Agreement and Plan of Reorganization dated as of July 16, 2004, by and among Technology Acquisition Corporation, Minrad Inc. and Technology Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 filed on Form 8-K on July 20, 2004).

Exhibit 2.5 Amendment to Agreement and Plan of Exchange, dated as of August 24, 2004, by and among Minrad Inc. and Technology Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 99.1 filed on Form 8-K on August 30, 2004).

Exhibit 2.6 Engagement Agreement, dated September 15, 2004, by and between Technology Acquisition Corporation, a Nevada corporation (the "Company"), and Chadbourn Securities, Inc., filed herewith.

Exhibit 2.7 Non-Qualified Stock Option Agreement, dated December 1, 2004, by and between Minrad, Inc. and Laird Q. Cagan, pursuant to the Minrad International, Inc. 2004 Stock Option Plan (incorporated by reference to Appendix C to Schedule 14C filed on September 16,
               2004). filed herewith.

Exhibit 2.8 Form of Warrant Agreement, dated December 15, 2004, by and among Minrad International, Inc., Minrad Inc., Cagan McAfee Partners, LLC and Chadbourne Securities, Inc. (incorporated by reference to
               Exhibit 4.1 to Form 8-K filed on December 21, 2004).

Exhibit 2.9 Form of Registration Rights Agreement by and between Minrad Inc. and the Investors (incorporated by reference to Exhibit 4.4 to Form 8-K filed on December 21, 2004).

Exhibit 2.10 Voting Agreement, dated December 14, 2004, among Laird Q. Cagan, Eric McAfee, Cagan McAfee Capital Partners, LLC, International Capital Advisory, Inc., the Tobin Family Trust, and Minrad International, Inc. (incorporated by reference to Exhibit 4.3 to Form 8-K filed on December 21, 2004).

Exhibit 2.11 Form of Stock Option Agreement, dated December 15, 2004 by and among the Registrant, Minrad Inc., Cagan McAfee Capital Partners, LLC, Liviakis Financial Communications, Inc., Laird Q. Cagan, Eric McAfee and the Tobin Family Trust (incorporated by reference to Exhibit 4.2 to Form 8-K filed on December 21, 2004).

Exhibit 2.12 Note Subscription Agreement, dated February 8, 2005, relating to the sale of $1 million of Convertible Promissory Notes and Warrants to Laird Q. Cagan (incorporated by reference to Exhibit
               99.2 to Form 8-K filed on February 14, 2005).

Exhibit 2.13 Form of Convertible Promissory Note, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.3 to Form 8-K filed on February 14,
               2005).

Exhibit 2.14 Form of Warrant, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.4 to Form 8-K filed on February 14, 2005).

Exhibit 2.15 Form of Registration Rights Agreement, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.5 to Form 8-K filed on February 14,
               2005).

Exhibit 2.16 Form of Guaranty, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.6 to Form 8-K filed on February 14, 2005).

Exhibit 2.17 Engagement Letter, dated December 1, 2003, by and between Minrad Inc. and Cagan McAfee Capital Partners, LLC (incorporated by reference to Exhibit 8.0 to Form 8-K/A filed on March 2, 2005).

Exhibit 2.18 Amendments dated May 11, 2005 and May 24, 2005 to $2.5 million Convertible Promissory Note dated February 15, 2005, included herewith

Exhibit 2.19 Securities Purchase Agreement, dated June 8, 2005, between Minrad and investors in $7.035 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.1 to Form 8-K filed on June 14, 2005).

Exhibit 2.20 Securities Purchase Agreement, dated June 17, 2005, between Minrad and investors in $3 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.1 to Form 8-K filed on June 21, 2005).

Exhibit 2.21 Form of Warrant dated June 10, 2005 between Minrad and the purchasers of $7.035 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.3 to Form 8-K filed on June 14, 2005).

Exhibit 2.22 Form of Warrant dated June 21, 2005 between Minrad and the purchasers of $3 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.3 to Form 8-K filed on June 21, 2005).

Exhibit 2.23 Form of Registration Rights Agreement dated June 8, 2005 between Minrad and the purchasers of $7.035 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit
               99.4 to Form 8-K filed on June 14, 2005).

Exhibit 2.24 Form of Registration Rights Agreement dated June 17, 2005 between Minrad and the purchasers or $3 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit
               99.4 to Form 8-K filed on June 21, 2005).

Exhibit 2.25 Joint Filing Agreement, dated September 13, 2005, by and between Laird Q. Cagan and Cagan McAfee Capital Partners, LLC., included herewith.

                                    Signature

         After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 13, 2005
                                    /s/ Laird Q. Cagan
                                    --------------------------------------------
                                    Laird Q. Cagan


                                    /s/ Eric A. McAfee
                                    --------------------------------------------
                                    Eric A. McAfee

                                    CAGAN MCAFEE CAPITAL PARTNERS, LLC

                                    /s/ Laird Q. Cagan,  CMCP
                                    --------------------------------------------
                                    Laird Q. Cagan, Managing Director


                                    CAGAN CAPITAL - PRIVATE EQUITY FUND II, LLC

                                    /s/ Laird Q. Cagan,  CC Fund II
                                    --------------------------------------------
                                    Laird Q. Cagan, Manager

                                  EXHIBIT INDEX

EXHIBIT        DESCRIPTION
--------------------------------------------------------------------------------
Exhibit 2.1    Securities Purchase Agreement, dated May 20, 2004, among Wilhelm
               Liesner, Markus Liesner, Kay Velmeden as sellers, and Laird
               Cagan, Eric McAfee, International Capital Advisory, Inc., John
               Liviakis, John Pimental, Thomas Caleel, Devin Bosch, Jon
               Roylance, and Robert Krueger as purchasers (incorporated by reference to Exhibit 99.1 to Form 8-K filed on May 27, 2004).

Exhibit 2.2 Assignment and Assumption Agreement, dated May 20, 2004, by and among Wilhelm H. Liesner (the "Seller"), on the one hand, and Laird Q. Cagan, Eric McAfee, and International Capital Advisory, Inc., a Canada corporation. (incorporated by reference to Exhibit
               99.2 filed on Form 8-K on May 27, 2004).

Exhibit 2.3 Advisory Agreement, dated as of May 21, 2004, by and between Technology Acquisition Corporation and Cagan McAfee Capital Partners, LLC. (incorporated by reference to Exhibit 99.3 filed on Form 8-K on May 27, 2004).

Exhibit 2.4 Agreement and Plan of Reorganization dated as of July 16, 2004, by and among Technology Acquisition Corporation, Minrad Inc. and Technology Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 filed on Form 8-K on July 20, 2004).

Exhibit 2.5 Amendment to Agreement and Plan of Exchange, dated as of August 24, 2004, by and among Minrad Inc. and Technology Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 99.1 filed on Form 8-K on August 30, 2004).

Exhibit 2.6 Engagement Agreement, dated September 15, 2004, by and between Technology Acquisition Corporation, a Nevada corporation (the "Company"), and Chadbourn Securities, Inc., filed herewith.

Exhibit 2.7 Non-Qualified Stock Option Agreement, dated December 1, 2004, by and between Minrad, Inc. and Laird Q. Cagan, pursuant to the Minrad International, Inc. 2004 Stock Option Plan (incorporated by reference to Appendix C to Schedule 14C filed on September 16,
               2004). filed herewith.

Exhibit 2.8 Form of Warrant Agreement, dated December 15, 2004, by and among Minrad International, Inc., Minrad Inc., Cagan McAfee Partners, LLC and Chadbourne Securities, Inc. (incorporated by reference to
               Exhibit 4.1 to Form 8-K filed on December 21, 2004).

Exhibit 2.9 Form of Registration Rights Agreement by and between Minrad Inc. and the Investors (incorporated by reference to Exhibit 4.4 to Form 8-K filed on December 21, 2004).

Exhibit 2.10 Voting Agreement, dated December 14, 2004, among Laird Q. Cagan, Eric McAfee, Cagan McAfee Capital Partners, LLC, International Capital Advisory, Inc., the Tobin Family Trust, and Minrad International, Inc. (incorporated by reference to Exhibit 4.3 to Form 8-K filed on December 21, 2004).

Exhibit 2.11 Form of Stock Option Agreement, dated December 15, 2004 by and among the Registrant, Minrad Inc., Cagan McAfee Capital Partners, LLC, Liviakis Financial Communications, Inc., Laird Q. Cagan, Eric McAfee and the Tobin Family Trust (incorporated by reference to Exhibit 4.2 to Form 8-K filed on December 21, 2004).

Exhibit 2.12 Note Subscription Agreement, dated February 8, 2005, relating to the sale of $1 million of Convertible Promissory Notes and Warrants to Laird Q. Cagan (incorporated by reference to Exhibit
               99.2 to Form 8-K filed on February 14, 2005).

Exhibit 2.13 Form of Convertible Promissory Note, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.3 to Form 8-K filed on February 14,
               2005).

Exhibit 2.14 Form of Warrant, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.4 to Form 8-K filed on February 14, 2005).

Exhibit 2.15 Form of Registration Rights Agreement, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.5 to Form 8-K filed on February 14,
               2005).

Exhibit 2.16 Form of Guaranty, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.6 to Form 8-K filed on February 14, 2005).

Exhibit 2.17 Engagement Letter, dated December 1, 2003, by and between Minrad Inc. and Cagan McAfee Capital Partners, LLC (incorporated by reference to Exhibit 8.0 to Form 8-K/A filed on March 2, 2005).

Exhibit 2.18 Amendments dated May 11, 2005 and May 24, 2005 to $2.5 million Convertible Promissory Note dated February 15, 2005, included herewith

Exhibit 2.19 Securities Purchase Agreement, dated June 8, 2005, between Minrad and investors in $7.035 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.1 to Form 8-K filed on June 14, 2005).

Exhibit 2.20 Securities Purchase Agreement, dated June 17, 2005, between Minrad and investors in $3 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.1 to Form 8-K filed on June 21, 2005).

Exhibit 2.21 Form of Warrant dated June 10, 2005 between Minrad and the purchasers of $7.035 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.3 to Form 8-K filed on June 14, 2005).

Exhibit 2.22 Form of Warrant dated June 21, 2005 between Minrad and the purchasers of $3 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.3 to Form 8-K filed on June 21, 2005).

Exhibit 2.23 Form of Registration Rights Agreement dated June 8, 2005 between Minrad and the purchasers of $7.035 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit
               99.4 to Form 8-K filed on June 14, 2005).

Exhibit 2.24 Form of Registration Rights Agreement dated June 17, 2005 between Minrad and the purchasers or $3 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit
               99.4 to Form 8-K filed on June 21, 2005).

Exhibit 2.25 Joint Filing Agreement, dated August 19, 2005, by and between Laird Q. Cagan and Cagan McAfee Capital Partners, LLC., included herewith.

                             Joint Filing Agreement

         The undersigned hereby agree as follows:

         1. Each of the undersigned is individually eligible to use the Schedule 13D to which this exhibit is attached; the Schedule 13D is filed on behalf of each of the undersigned; and all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements; and

         2. Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

September 13, 2005                  /s/ Laird Q. Cagan.
                                    -------------------
                                    LAIRD Q. CAGAN

September 13, 2005                  /s/ Eric A. McAfee.
                                    -------------------
                                    ERIC A. MCAFEE

September 13, 2005                  CAGAN MCAFEE CAPITAL PARTNERS, LLC.

                                    By: /s/ Laird Q. Cagan, CMCP
                                        ------------------------
                                          Laird Q. Cagan
                                          Managing Director

September 13, 2005                  CAGAN CAPTIAL - PRIVATE EQUITY FUND II, LLC.

                                    By: /s/ Laird Q. Cagan, CC FUND II
                                        ------------------------------
                                        Laird Q. Cagan

                                    Title: Manager